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                          January 3, 2023

       Michael S. Poirier
       Chief Executive Officer
       Qualigen Therapeutics, Inc.
       2042 Corte Del Nogal
       Carlsbad, California 92011

                                                        Re: Qualigen
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 30,
2022
                                                            File No. 333-269088

       Dear Michael S. Poirier:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Wendy Grasso